FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2014
Commission File Number 000- 13355
ASM INTERNATIONAL N.V.
(Translation of registrant’s name into English)
VERSTERKERSTRAAT 8
1322 AP ALMERE
THE NETHERLANDS
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule l0l(b)(7):  ☐
Note: Regulation S-T Rule l0l(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and had not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

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This report is filed to update the description of our capital stock set forth in our Form 8-A Registration Statement filed on April 3, 1985, as most recently updated by our Form 6-K filed with the Securities and Exchange Commission on April 30, 2007.

DESCRIPTION OF ASM INTERNATIONAL N.V. CAPITAL STOCK

Set forth below is a summary of some relevant provisions of our Articles of Association and Netherlands law in effect at the date of this report on Form 6-K. This summary does not purport to be complete and is qualified in its entirety by reference to the full Articles of Association. The full text of our Articles of Association, which were amended and restated effective July 25, 2013, is available in Dutch and English at our principal executive offices in Almere, the Netherlands, and copies are posted on our website at www.asm.com. The Dutch version is binding. In addition, the English translation of our Articles of Association is filed as Exhibit 1.1 hereto.

Our Object and Purpose

Our objective is to participate in, finance, cooperate with and to conduct the management of legal persons and other enterprises, particularly those enterprises whose objectives are to produce and trade in equipment, materials and components for the micro-electronic industry, including the grant of security for debts of our group companies and the performance of everything connected to such objectives. You can find the full text of our objective in Article 2 of our Articles of Association.

Shares

As of April 1, 2014, our total authorized share capital consisted of 110,000,000 common shares, €0.04 par value per share, 118,000 preferred shares, €40.00 par value per share, and 8,000 financing preferred shares, €40.00 par value per share, of which 63,544,054 common shares and no preferred or financing preferred shares were outstanding. Our common shares are entitled to one vote per share. Our preferred shares and financing preferred shares are entitled to 1,000 votes per share. Shares that we or our subsidiaries own have no voting rights.

Common shares and financing preferred shares are issued only upon full payment for the shares. Preferred shares may be issued against partial payment of at least 25% of par value, subject to our right to demand payment of the remaining par value at any time.
The issuance of our common, preferred and financing preferred shares must be approved by the general meeting of shareholders directly or by delegation of such authority to the managing board for a specified period of time not to exceed five years. If our managing board is so authorized, the general meeting may not take the decision to issue shares for the duration of the authorization of the managing board. A resolution by our managing board to issue shares is subject to the prior approval of our supervisory board.
If the managing board issues preferred shares without the prior consent of the general meeting of shareholders, it must convene a meeting within two years for the shareholders to act upon a proposal to repurchase or withdraw the preferred shares. If not approved by the shareholders, a similar proposal must be submitted to the shareholders at least every two years thereafter.
Any issuance of shares that would negatively affect any class of shareholders must be approved by such class.
Common shareholders have a pro rata preemptive right to any newly issued common shares, and any rights or options to acquire such shares in proportion to the shareholders’ percentage ownership, except shares issued for a contribution other than cash and common shares issued to our employees or our affiliates’ employees. These preemptive rights may be withdrawn by action of the general meeting of shareholders, directly or by delegation of such authority to the managing board for a specified period of time not to exceed five years. Such action must be approved by a vote of at least two-thirds of the shares voting. If our managing board is so authorized, the general meeting may not take the decision to issue shares for the duration of the authorization of the managing board. A resolution by our managing board to issue shares is subject to the prior approval of our supervisory board.

There are no conversion rights or sinking fund provisions with respect to our shares.

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Preferred and financing preferred are subject to transfer restrictions. A preferred or financing preferred shareholder must obtain the approval of our supervisory board to transfer shares. If the approval is denied, the supervisory board must simultaneously provide a list of acceptable prospective buyers who are willing to purchase the shares at a cash price to be fixed by consent of the supervisory board and seller within two months after the approval is denied. If the supervisory board and the seller cannot agree on the price within such two-month period, the price will be determined by a mutually appointed expert or, if none is appointed, by the chairman of the Chamber of Commerce and Industry of the place where we have our seat, which currently is Almere, the Netherlands. If the transfer is approved, the shareholder must complete the transfer within three months, at which time the approval expires.

The issuance of preferred and financing preferred shares may have the effect of delaying, deferring or preventing a change of control of us without further action by the shareholders, may discourage bids for our common shares at a premium over the market price of the common shares and may adversely affect the market price and voting or other rights of the holders of common shares.

Dividends

Dividends may be paid out of annual profits shown on our annual accounts, as adopted by our general meeting of shareholders, and/or out of existing reserves that are distributable in accordance with Netherlands law. At its discretion, however, subject to statutory provisions, our managing board may, with prior approval of our supervisory board, distribute, in either shares or in cash, one or more interim dividends on shares before the annual accounts for any fiscal year have been adopted by the general meeting of shareholders, but only to the extent of our profits. Dividends may only be paid to the extent that our shareholders’ equity exceeds the amount of the paid up portion of our share capital, and also the portion of our share capital that has been called for payment by our managing board, plus any reserves that may not be distributed.

Holders of preferred shares, if any, have a preferred right to any distribution from our profits over the other classes of shares. If we had a net loss for the year, any required distribution on the preferred shares would be charged to our reserves.

After any distribution in respect of preferred shares, we may pay a dividend to the holders of financing preferred shares, if any. If the profits are insufficient to cover the dividend, we may charge the reserves. Such dividend must be equal to a percentage of the sum of the par value of the financing preferred shares plus any premium paid at subscription for those shares. The percentage must be plus or minus three percentage points of the average effective return on Dutch government bonds with a weighted average remaining life of no more than ten years, as determined by our managing board with approval of the supervisory board. After the life of the foregoing government bonds expires, the financing preferred dividend will be based on the current average effective return of government bonds of a weighted average remaining life of no more than ten years. If we withdraw or repurchase the financing preferred shares, we must make any distribution to the previous shareholders calculated on a pro-rata basis from the time of the last distribution.

Dividends on outstanding preferred shares and on outstanding financing preferred shares are cumulative to the effect that if in any year no dividend is paid on preferred shares, the dividend must be paid in the following year before any dividends are paid on financing preferred shares or common shares. In addition, if in any year no dividend is paid on financing preferred shares, the dividend must be paid in the following year after the dividend on preferred shares but before the dividend on common shares. Currently, there are no preferred shares or financing preferred shares outstanding.

After any distributions have been made to any preferred or financing preferred shareholders, our managing board, with the approval of the supervisory board, may set aside part of our profits as reserves. Any amounts remaining thereafter are at the disposal of the general meeting of shareholders. These distributions on common shares may be made in cash, common shares, or a combination of both.

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Withdrawal of Shares
Subject to applicable law, the general meeting may withdraw with repayment our common, preferred or financing preferred shares. Any such withdrawal must be approved by the general meeting by a vote of more than 50% of the votes cast or, if less than half of our share capital is represented at the general meeting, by a vote of at least two-thirds of the votes cast. In addition, a withdrawal of shares must be approved by each class of shareholders whose rights will be impaired, by a vote of more than 50% of the votes cast or, if less than half of the class of shareholders is represented at the meeting, by a vote of two-thirds of the shares voted.
Change in Control

Pursuant to the procedure in the Articles of Association, the managing board provided the shareholders during the annual general meeting of shareholders held on May 28, 1997 with information regarding our grant to Stichting Continuïteit ASM International, or Stichting, of a right to acquire preferred shares having a maximum aggregate par value of 50% of the aggregate par value of all common shares outstanding as of the date of exercise of such right. The object of Stichting is to own and vote our preferred shares in order to maintain our continuity. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interests. In accordance with the applicable regulations of the Euronext Amsterdam stock exchange, Stichting is managed by majority vote of a five-person board, not more than two of whom (Directors A) may be officers of ASM International and at least three of whom (Directors B) must be independent from ASM International. Directors A are appointed by our managing board, subject to approval of our supervisory board, from among our management and supervisory boards. Directors B must be independent from us and are appointed by the board of Stichting, subject to approval of our managing board with the consent of our supervisory board.

On May 14, 2008, Stichting exercised its right to acquire preferred shares and acquired 21,985 preferred shares representing 21,985,000 votes, which constituted 29.9% of the total voting power of our outstanding capital stock as of May 14, 2008. On May 14, 2009, the Annual Meeting of Shareholders resolved to cancel the outstanding preferred shares and to reissue an option to Stichting to acquire preferred shares. This resolution has been implemented.

Shareholder Powers

Appointment and Dismissal of Supervisory Board and Managing Board Members. Members of the supervisory and managing boards are appointed by the general meeting of shareholders. The general meeting appoints a member of the managing board or supervisory board from a binding nomination to be drawn up by the supervisory board in accordance with section 133, Volume 2 of the Dutch Civil Code. The general meeting may cancel the binding nature of a nomination at a meeting by an absolute majority of the votes cast, representing at least one third of our issued share capital. In that event, the supervisory board may draw up a new binding nomination to be submitted to a subsequent general meeting. Should such a second nomination also be deprived of its binding character in the manner provided for in this paragraph, the general meeting shall be free to appoint, provided that a resolution of the general meeting to appoint shall require an absolute majority of the votes cast representing at least one third of our issued capital. If, however, in the meeting or the subsequent meeting referred to in paragraph 2 the required proportion of the capital is not represented, but an absolute majority of the votes cast is in favor of a resolution to cancel the binding nature of the nomination (as the case may be) a resolution for appointment, a new meeting shall be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless of the proportion of the capital present at the meeting. The general meeting may cast votes only for candidates named in the agenda for the meeting. The term of office of each member of the supervisory board is generally four years but can be shorter. The terms are staggered and expire in different years. There is no term limitation for managing board members.

     A member of the supervisory or managing board may be dismissed by the general meeting of shareholders by the affirmative vote of more than 50% of the votes cast at the meeting, if the dismissal is proposed by the supervisory board or, if not so proposed, by the affirmative vote of more than 50% of the votes cast at the meeting, which affirmative votes represent at least one third of our issued capital. If, however, the required proportion of the capital is not represented, but an absolute majority of the votes cast is in favor of a resolution to suspend or dismiss a member of the supervisory or managing board, a new meeting shall be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless of the proportion of the capital present at the meeting.

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Shareholders do not have cumulative voting rights. This means that shareholders controlling more than 50 percent of the voting power represented in person or by proxy and voting on the issue of supervisory or managing board members at a general meeting have the power to elect all the members, subject to the minimum affirmative vote requirements for persons not nominated by the supervisory board.

General Meetings of Shareholders. We must hold an annual general meeting of shareholders not later than six months after the end of the fiscal year. General meetings will be convened by the managing board or the supervisory board in accordance with applicable Netherlands law and regulations. The convocation notice shall at least state (i) the subjects to be discussed (ii) the venue and time of the general meeting and (iii) the procedure to participate in the general meeting and to exercise voting rights, whether or not represented by a holder of a written proxy. In order to attend a meeting, a shareholder must be a registered holder of our shares on the record date, as prescribed by section 119, paragraph 2, Volume 2 of the Dutch Civil Code, and must have given written notice to us of intent to attend the meeting along with the number of shares held.
In order for resolutions to be passed at a general meeting, the resolutions must have been included in a timely convocation notice. An item proposed by one or more shareholders, which meets the requirements set out in section 114a, Volume 2 of the Dutch Civil Code, will be included in the convocation notice or announced in the same manner, provided we receive such substantiated request or a proposal for a resolution no later than the sixtieth day before the day of the meeting.
Although we are exempt from certain of the proxy rules under the Securities Exchange Act of 1934, as amended, we solicit proxies from the holders of our shares listed on Nasdaq in connection with shareholders meetings.

Extraordinary meetings of shareholders are held as often as deemed necessary by the supervisory board or the managing board or if one or more shareholders or other persons entitled to attend the general meeting of shareholders and representing, in the aggregate, at least 10% of our issued share capital make a written request to that effect to the supervisory board or the managing board specifying in detail the business to be conducted at the meeting.

Meetings of holders of preferred and financing preferred shares may be held at their discretion or as called by the managing or supervisory boards. These meetings permit the class of shareholders to decide issues that do not involve the other classes. Unanimous approval of all such shareholders is required at meetings for which prior notice of the time, place and subjects to be discussed has not been given. Preferred and financing preferred shareholders may also take action without a meeting by unanimous written consent in favor of a proposal, if the managing and supervisory boards have been given the opportunity to give advice about the proposal. Common shareholders may not act without a meeting.

Actions at our shareholders meetings may generally be taken by affirmative vote of the majority of the shareholders present in person or by proxy. In general, our Articles of Association do not require a minimum quorum to pass resolutions at our shareholders’ meeting. Certain actions, however, such as an amendment of our Articles of Association or our dissolution, may only be taken upon a proposal by the managing board and the supervisory board.

Shareholders have the power to reduce the outstanding capital by canceling shares or by reducing the par value of the shares in an amendment to the Articles of Association. If the reduction of capital would impair a group or class of shareholders, such reduction also requires approval from that impaired group. If less than half of the issued shares are represented at a shareholders meeting, adoption of such a decision requires approval of two-thirds of the relevant votes cast.
Fundamental Changes. Decisions of the managing board involving a major change in our identity or character require the approval of the general meeting. These changes include without limitation:
• the transfer of all or substantially all of ASM International to a third party;
• the entry into or termination of a longstanding joint venture of ASM International or one of our subsidiaries with another company or an at-risk partner in a partnership if such venture is of major significance for us; and
• the acquisition or disposition, directly or through a subsidiary, of an interest in another company with a value in excess of one-third of the total value of our consolidated assets, as set forth in our last adopted annual accounts.
Adoption of Annual Accounts; Discharge of Supervisory and Managing Board Members

Our auditors must be appointed by the general meeting of shareholders. Our balance sheet and income statement and the notes thereto are subject to revisions and final adoption by shareholders.

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Annually, our consolidated statutory accounts must be submitted to the general meeting of shareholders for adoption. After the proposal to adopt the annual accounts has been addressed by the general meeting, the general meeting considers the discharge of the managing board and the supervisory board from liability for the performance of their respective duties for the past financial year. Under Netherlands law, this discharge is not absolute and will not be effective as to matters not disclosed to the shareholders.

Liquidation Rights

In the event of our dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be distributed first to the preferred shareholders to the extent of the amount paid for such shares, plus accrued and unpaid dividends, and then to the financing preferred shareholders to the extent of the amount paid for such shares, plus the share premium paid upon subscription for the shares and accrued and unpaid dividends. Holders of common shares are entitled to receive, in the event of our liquidation, prorated distributions of assets after satisfaction of liabilities to creditors and preferred and financing preferred shareholders.

Repurchase and Cancellation of Shares

We may repurchase our shares, subject to compliance with certain Netherlands law requirements, and provided the aggregate par value of the shares we acquire, hold or hold in pledge and which are held by subsidiaries at any one time amounts to no more than half of our issued share capital. Shares we own are not counted in any vote of the shareholders. Any resolution to repurchase our shares must be adopted by the managing board, which must be authorized by the general meeting of shareholders. We may alienate or dispose of shares we have purchased, subject to approval of the supervisory board. There is no restriction on our repurchase of shares while there is any arrearage in the payment of dividends.

Amendment of Articles of Association

Our Articles of Association may only be amended by shareholder resolution passed by a majority of votes present at a general meeting of the shareholders, upon a proposal by the managing board and the supervisory board. The rights of shareholders of a class may be modified without the vote of a majority of the class in such manner. Applicable Netherlands law does not require the approval of the management or supervisory boards to amend the Articles of Association.

Limitations on Right to Hold or Vote the Common Shares

There are currently no limitations imposed by Netherlands law or by our Articles of Association on the right of non-resident owners to own, hold or vote our common shares.

Transfer Agent and Registrar

Of our 63,544,054 common shares outstanding as of April 1, 2014, 2,142,039 shares are registered with us in the Netherlands, 58,711,017 shares are registered with our transfer agent in the Netherlands, ABN AMRO Bank N.V. (Corporate Actions), Breda, the Netherlands, and 2,690,998 shares are registered with our transfer agent in the United States, Citibank, N.A., New York.

In the Netherlands, all shares must be registered shares. Only shares registered in the United States may be traded on Nasdaq.

Registered shares in the United States are recorded in book-entry form. Registered shares may be evidenced by certificates, but only if the relevant stock exchange upon which the shares are traded requires the issuance of a share certificate.

The transfer of registered shares requires the written acknowledgment of the transfer from us, except when we are a party to the transfer or, in the case of registered shares in the United States, the acknowledgment of the United States transfer agent Citibank, N.A., New York.

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Euroclear

Euroclear eligible shares are freely transferable in Euroclear. The Euroclear system holds securities on behalf of participants of Euroclear. All participants of Euroclear are banks, broker-dealers and other financial institutions. The operator has information about the positions held by the various participants; however, it has no knowledge of, or information on, the beneficial holders or owners of the securities in question. Under the general principles of the Belgian Banking Secrecy rules, the operator may not disclose any information about a participant’s account or positions in such account without having first obtained the participant’s prior written authorization. Euroclear participants are not likely to authorize disclosure of such information. Therefore, no ownership or transfer restrictions will be monitored by the operator.

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form 8-A with Registration No. 000-13355 and Form S-8 with Registration Nos. 333-87262, 33-07111, 33-07109, 33-6184, 33-6185, 33-6186, 33-78628, 33-93026 and 333-11060 filed with the U.S. Securities and Exchange Commission.

EXHIBITS

Exhibit 1.1	English Informal Translation of Articles of Association of ASM International N.V., as amended

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 8, 2014	ASM INTERNATIONAL N.V.

/S/ HANS ZWEERS
Hans Zweers
Director External Reporting and Treasury

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ASM INTERNATIONAL N.V.
(THE “REGISTRANT”)
(COMMISSION FILE NO. 0-13355)
EXHIBIT INDEX
TO
FORM 6-K
DATED April 8, 2014

Exhibit No.	Exhibit Description	Filed Herewith
1.1	English Informal Translation of Articles of Association of ASM International N.V., as amended	X

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